                            OppenheimerFunds, Inc.
                              498 Seventh Avenue
                           New York, New York 10018

June 19, 2003

VIA EDGAR
Securities and Exchange Commission
SEC Filer Support
Mail Stop 0-7; Securities Operations Center
6432 General Green Way
Alexandria, VA  22312

Re:   Form  N-14AE/A   Registration   Statement/Proxy  -  Oppenheimer   Select
      Managers Gartmore Millennium Growth Fund II/Oppenheimer MidCap Fund
               ----------------------------------------------------------

To the Securities and Exchange Commission:

      This  application  for  withdrawal  is being filed  pursuant to Rule 477 under the  Securities  Act of 1933,  in order to  withdraw  the  pre-effective amendment to the combined  registration  statement/proxy  for the  Oppenheimer
Select Managers Gartmore  Millennium Growth Fund  II/Oppenheimer  MidCap Fund,
registration  number  333-31533,  filed on Form N-14AE/A on June 18, 2003. The filing is being  withdrawn  because the initial  registration  statement/proxy had been filed under the  incorrect CIK number.  No  securities  had been sold in connection with this prospectus/proxy statement.

      Thank you for your  attention to this matter.  Please  contact me if you have any questions or comments.

                                          Sincerely,

                                          /s/ Peter E. Pisapia
                                          -------------------------------
                                          Assistant Vice President and
                                          Assistant Counsel
                                          T:(212) 323-0248
                                          Fax: (212) 323-4071
                                          ppisapia@oppenheimerfunds.com
                                          -----------------------------